FRAMEWORK AGREEMENT

This Framework Agreement (the "Agreement") is entered into this 31st day of August, 2021 by and between Make a Difference Ventures, GP, LLC acting for and on behalf of John Galt Power, LLC ("MAD") and ███████ ("CONTRACTOR"). MAD and CONTRACTOR may be referred to herein individually as a Party and collectively as the Parties.

WHEREAS, CONTRACTOR is in the business, *inter alia*, of developing advanced technologies in the area of low or zero carbon emission electric power generation; and

WHEREAS, MAD is the business, *inter alia*, of providing highly reliable yet low pollutant and low or zero carbon emission energy sources; and

WHEREAS, CONTRACTOR desires to partner with MAD to build a prototype homopolar generator as set forth herein and MAD desires the same;

NOW, THEREFORE, for good and adequate consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, and intending to be legally bound, the Parties do hereby agree as follows:

1. *Purpose of Agreement*: This Agreement is entered into by the Parties to set forth the general framework of how they will work together to accomplish the goal of building a 15kw homopolar generator based on patent application number PCT/US81/01588, applicant THE ACME ENERGY COMPANY (the "Project"), a patent which has expired at the time of this Agreement, placing the art described within the patent in the public domain. The Parties acknowledge and agree that this Agreement is a framework only, and that further definitive documents will be required by and between the Parties.
2. *MAD Duties and Responsibilities*:
   a. <u>Create a Limited Liability Company</u>: MAD will create a Delaware LLC to house the Project.
   b. <u>LLC Ownership</u>: The newly created LLC shall be owned as follows: 15% will be owned by the CONTRACTOR or his designee, 85% will be owned as directed by MAD.
   c. <u>LLC Manager</u>: Make a Difference Ventures, GP, LLC shall be the Manager of the LLC. The CONTRACTOR shall be a silent owner.
      i. The Manager shall manage the business of the LLC
      ii. The Manager shall be responsible for securing funding for the LLC as follows:
         1. One hundred and fifty thousand dollars ($150,000.00) shall be set aside for the CONTRACTOR's salary for the first 12 months starting at the first funding, which shall be paid in three payments of fifty thousand ($50,000.00) each as set forth in Exhibit B to the Professional Services Agreement of even date herewith.
         2. Manager will provide CONTRACTOR with purchase orders to use for the materials, tools and labor needed to build the first 15Kw generator. All invoices and matching purchase orders are to be submitted to the Manager for payment.

    d. <u>Marketing</u>:
        i. The Manager will be responsible for all sales and marketing including the development of the marketing plan.
    e. <u>Intellectual Property Rights (IP)</u>.
        i. All IP shall become the sole and exclusive property of the newly formed LLC. Both CONTRACTOR and MAD waive any rights to ownership of the IP.
        ii. MAD shall hire and supervise a patent attorney for the purpose of applying for any patents or IP rights, in the event patents are available or desirable.
        iii. CONTRACTOR shall work with MAD and any patent attorney hired by MAD and provide any and all information requested by and required by the patent attorney.

3. *CONTRACTOR Duties and Responsibilities:*
    a. CONTRACTOR will be responsible for writing and submitting to MAD a detailed budget of all costs associated with the project.
    b. CONTRACTOR will provide to MAD a monthly progress report.
    c. CONTRACTOR will dedicate full time efforts to building the 15Kw prototype generator.

4. <u>Termination</u>: This Agreement may be terminated by either Party for any reason or no reason upon the provision of 120 day's written notice by the terminating Party to the non-terminating Party via certified mail, return receipt requested, or by courier, Federal Express or UPS delivery. However, any and all obligations under any agreements in force related to the Project at the time of termination of this Agreement shall remain in force unless and until terminated in accordance with the provisions of those agreements.

5. <u>General Provisions</u>:
    a. <u>Amendment</u>. Neither this Agreement nor any provisions thereof may be changed, waived, discharged or terminated orally or in any manner other than by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.
    b. <u>Waivers</u>. No course of dealing on the part of the Parties, their officers, employees, consultants or agents, nor any failure or delay by the Lender with respect to exercising any of its rights, powers or privileges under this Agreement shall operate as a waiver thereof.
    c. <u>Cumulative Rights</u>. The rights and remedies of the Parties under this Agreement and any other collateral documents shall be cumulative, and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.
    d. <u>Governing Law</u>. This Agreement is a contract made under and shall be construed in accordance with and governed by the laws of the United States of America and the State of Idaho but for Idaho choice of law provisions which shall not apply. Venue for any actions under this Agreement shall lie exclusively in the District Court for the County of Bonner in the State of Idaho, and the Parties hereby consent to such jurisdiction and venue, and waive any and all objections thereto.

e. <u>Successors and Assigns</u>. All covenants and agreements contained by or on behalf of the Parties in this Agreement shall bind its successors and assigns and shall inure to the benefit of the Party and its successors and assigns.

f. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, and it shall not be necessary that the signatures of all parties hereto be contained on any one counterpart hereof; each counterpart shall together constitute one and the same instrument.

WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DAY AND DATE FIRST NOTED ABOVE.

MAKE A DIFFERENCE VENTURES, GP, LLC

By: George R. Wentz, Jr.
Title: Manager